811-00173
Branch 18

40-33

Dechert LLP

Kevin F. Cahill
Direct Tel: (949) 442-6051
Direct Fax: (215) 761-0651
kevin.cahill@dechert.com

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 04 2005
WASH, D.C. 213

February 2, 2005

05045076

VIA FEDERAL EXPRESS

BOSTON
BRUSSELS
CHARLOTTE
FRANKFURT
HARRISBURG
HARTFORD
LONDON
LUXEMBOURG
MUNICH
NEW YORK
NEWPORT BEACH
PALO ALTO
PARIS
PHILADELPHIA
PRINCETON
SAN FRANCISCO
WASHINGTON

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940, as amended

Dear Sir or Madam:

On behalf of Dodge & Cox and the Dodge & Cox Funds, enclosed is a copy of a Complaint filed by E.P. Brignac and Roger Brunelli, on behalf of themselves and all other similarly situated investors, in the U.S. District Court for the Northern District of California (Case Number C 05 00153 (JL)). The Complaint was not served on the Defendants and was dismissed. Also enclosed is a copy of the Request for Dismissal filed by the Plaintiffs in this matter and the two Notices of Entry of Voluntary Dismissal of Action filed by the Defendants in this matter. The Complaint, Request for Dismissal and Notices of Entry of Voluntary Dismissal of Action are being filed pursuant to Section 33 of the Investment Company Act of 1940, as amended.

If you have any questions regarding this filing, please contact me at 949.442.6051.

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

Very truly yours,

Kevin F. Cahill

KFC
cc: Aisha Kelley

PROCESSED
FEB 24 2005
THOMSON
FINANCIAL



Kevin F. Cahill
Direct Tel: (949) 442-6051
Direct Fax: (215) 761-0651
kevin.cahill@dechert.com

February 2, 2005

VIA FEDERAL EXPRESS

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940, as amended

Dear Sir or Madam:

On behalf of Dodge & Cox and the Dodge & Cox Funds, enclosed is a copy of a Complaint filed by E.P. Brignac and Roger Brunelli, on behalf of themselves and all other similarly situated investors, in the U.S. District Court for the Northern District of California (Case Number C 05 00153 (JL)). The Complaint was not served on the Defendants and was dismissed. Also enclosed is a copy of the Request for Dismissal filed by the Plaintiffs in this matter and the two Notices of Entry of Voluntary Dismissal of Action filed by the Defendants in this matter. The Complaint, Request for Dismissal and Notices of Entry of Voluntary Dismissal of Action are being filed pursuant to Section 33 of the Investment Company Act of 1940, as amended.

If you have any questions regarding this filing, please contact me at 949.442.6051.

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

Very truly yours,

Kevin F. Cahill

KFC
cc: Aisha Kelley

Paul R. Kiesel, Esq. (CBN 119854)
William L. Larson, Esq. (CBN 119951)
Patrick DeBlase, Esq. (CBN 167138)
KIESEL, BOUCHER & LARSON, LLP
8648 Wilshire Boulevard
Beverly Hills, California 90211
Telephone: 310/854.4444
Facsimile: 310/854.0812

Attorneys for Plaintiffs,
E.P. BRIGNAC and ROGER BRUNELLI,
on Behalf of Themselves and All Others
Similarly Situated

JL

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA, SAN FRANCISCO DIVISION

E.P. BRIGNAC and ROGER BRUNELLI, on Behalf of Themselves and All Others Similarly Situated,

Plaintiffs,

v.

HARRY R. HAGEY, JOHN A. GUNN, DANA M. EMERY, WILLIAM F. AUSFAHL, L. DALE CRANDALL, THOMAS A. LARSEN, WILL C. WOOD, DODGE & COX FUNDS, DODGE & COX INVESTMENT ADVISERS, and JOHN DOES NO. 1 through 100,

Defendants.

CASE NUMBER: C 05 00153

CLASS ACTION COMPLAINT FOR DAMAGES:

1. **Breach of Fiduciary Duty;**
2. **Negligence Against All Defendants;**
3. **Violation of Section 36(a) of the Investment Company Act;**
4. **Violation of Section 36(b) of the Investment Company Act; and,**
5. **Violation of Section 47(b) of the Investment Company Act.**

DEMAND FOR JURY TRIAL

BY FAX

INTRODUCTION

1. This is a national class action lawsuit on behalf of investors in open-ended mutual funds with equity securities holdings in the Dodge & Cox Family of Funds (the "Funds") against the Defendant directors, investment advisors, and affiliates of the Funds alleging that the Defendants breached fiduciary duties and duties of care owed directly to the Plaintiffs and members of the Class, including duties arising under Sections 36(a), 36(b), and 47(b) of the

Investment Company Act of 1940 (ICA), 15 U.S.C. § 80a *et seq.*, by failing to ensure that the Funds participated in securities class action settlements for which the Funds were eligible. E.P. Brignac and Roger Brunelli file on their own behalf, as well as representatives of a Class of all persons who owned Funds at any time during the time period of January 10, 2001 to the present. Plaintiffs seek compensatory damages, disgorgement of the fees paid to the investment advisors, and punitive damages.

2. Over 90 million Americans entrust their savings to the directors and advisors of mutual funds. Mutual funds are so attractive and popular because they purport to provide professional money management services to investors who otherwise would not be able to afford such services. Rather than select and monitor the securities that make up her portfolio, an investor pools her money with other investors in a mutual fund and entrusts complete control and dominion over her investments to the directors and advisors of the mutual fund. As a result of this relationship of special trust, directors and advisors of mutual funds owe a fiduciary duty directly to each individual investor in the fund and are required to act with the highest obligations of good faith, loyalty, fair dealing, due care, and candor.

3. "A mutual fund is a 'mere shell,' a pool of assets consisting mostly of portfolio securities that belong to the individual investors holding shares in the fund." *Tannenbaum v. Zeller*, 552 F.2d 402, 405 (2d Cir. 1977). Each investor who pools his money with others in a mutual fund owns a proportionate share of the total assets of the mutual fund. The value of each investor's portion of those pooled assets is determined by taking the market value of all of the fund's portfolio securities, adding the value of any other fund assets, subtracting fund liabilities, and dividing the result by the number of shares outstanding. *United States v. Cartwright*, 411 U.S. 546, 548 (1973). This so-called "per share net asset value" (NAV) is

computed daily so that any gain or loss in fund assets is immediately allocated to the individual investors as of that specific date. Accordingly, mutual funds are unlike conventional corporations in that any increase or decrease in fund assets is immediately passed on or allocated to the fund investors as of the date of the relevant recalculation of the NAV.

4. In the mid to late 1990s, the number of investor securities class action lawsuits against publicly traded companies alleging violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 (collectively the "Securities Acts") exploded.[1] In the fall of 2001, suits brought pursuant to the Securities Acts became magnified by the popular press after the corporate scandals and misdeeds at Enron, WorldCom, Tyco, and Adelphia. When a recovery is achieved in a securities class action lawsuit, investors who owned shares in the company settling the lawsuit have the option to either: (1) opt-out of the class action and pursue their own remedy or (2) remain in the class and participate in the recovery achieved. The process by which a member of the class collects the money to which he is entitled is intentionally quite simple in order to encourage participation. A class member completes a short form called a Proof of Claim and submits it to the Claims Administrator. After the Claims Administrator receives all Proof of Claim forms, it disperses money from the settlement fund to those persons and entities with valid claims.

5. Defendants serve in various capacities as mutual fund directors, advisors, and affiliates as will be identified herein. The Funds were putative members of dozens of class actions brought under the Securities Acts, by virtue of Funds owning the securities against which the suits were brought. However, upon information and belief that the allegations are

---

[1] There were 1,517 federal class action lawsuits brought under the Securities Acts between 1996 and 2003. *Securities Class Action Case Filings. 2003: A Year in Review. Cornerstone Research.*

likely to have evidentiary support and upon the representation that they will be withdrawn or corrected if reasonable opportunity for further investigation or discovery indicates insufficient evidentiary support (hereafter "upon information and belief"), Defendants failed to ensure that the Funds participated in (or opted out of) many of these class action settlements. As a result, because of Defendants' refusal to complete and submit a short form, monies contained in dozens of Settlement Funds, which rightfully belonged to the Funds' investors have gone unclaimed. Defendants' failure to protect the interests of Fund investors by recovering monies owed them is a breach of the fiduciary duty they each owe directly to Plaintiffs and members of the Class.

6. The class period begins January 10, 2001. On or before that date, the Defendants began the illegal conduct complained of herein. The Class consists of all persons who owned one of the Funds at any time between January 10, 2001 through January 10, 2005 and who suffered damages thereby.[2]

JURISDICTION AND VENUE

7. This court has jurisdiction over the subject matter of this action pursuant to Section 36(b) and 44 of the Investment Company Act, 15 U.S.C. § 30a-35(b) & -43, and 28 U.S.C. § 1331(a). This Court has supplemental jurisdiction, pursuant to 28 U.S.C. § 1367(a), over the state law claims asserted herein because they arise out of a common

---

[2] Because the full extent of Defendants' breaches of fiduciary duty have yet to be revealed or have subsequently stopped, the Class Period will be expanded forward to include the period of time between January 10, 2005 and the date of the cessation of the unlawful activities detailed herein.

nucleus of operative facts and are part of the same case or controversy as plaintiffs' federal claims.

8. Venue is proper in this District because the acts and omissions complained of herein occurred in this District and Parent Company Defendant was, at all relevant times, and still is, headquartered in San Francisco, California.

9. In connection with the acts and practices alleged herein, Defendants directly or indirectly used the instrumentalities of interstate commerce, including the mail systems, interstate telephone communications, and the facilities and instrumentalities of the national securities markets and national securities exchanges.

PARTIES

Plaintiffs.

10. Plaintiff E. P. Brignac resides in Mobile County, Alabama at all relevant times owned one of the Funds.

11. Plaintiff Roger Brunelli resides in Las Animas County, Colorado at all relevant times owned one of the Funds.

Defendants.

12. Defendant Dodge & Cox Funds is the ultimate parent of Dodge & Cox Funds Investment Advisers. Through its subsidiaries and divisions, Dodge & Cox Funds markets, sponsors, and provides investments advisory, distribution and administrative services to the Dodge & Cox Family of Funds, which consists of approximately 4 funds. Dodge & Cox Funds shall be referred to herein as the "Parent Company Defendant." Dodge & Cox Funds maintains its principal executive offices at One Sansome Street, 35th Floor, San Francisco, California, 94104.

13. Harry R. Hagey, John A. Gunn, Dana M. Emery, William F. Ausfahl, L. Dale Crandall, Thomas A. Larsen, and Will C. Wood are each members of the Board of Directors for the Funds. The Funds' Board of Directors oversee the management of the Funds. Collectively, these defendants shall be referred to as the "Director Defendants."

14. Defendant Dodge & Cox Funds Investment Advisers is a registered investment advisor and has the responsibility for the day-to-day management of the Dodge & Cox Family of Funds. Dodge & Cox Funds Investment Advisers has approximately $65 billion in assets under management in total. Dodge & Cox Funds Investment Advisers is located at One Sansome Street, 35th Floor, San Francisco, California, 94104. Dodge & Cox Funds Investment Advisers shall be referred to as the "Advisor Defendant."

15. The true names and capacities of Defendants sued herein as John Does 1 through 100 are often active participants with the above-named Defendants in the widespread unlawful conduct alleged herein whose identities have yet to be ascertained. Such Defendants served as fiduciaries on behalf of fund investors. Plaintiffs will seek to amend this complaint to state the true names and capacities of said Defendants when they have been ascertained.

16. Collectively, all Defendants named above shall be referred to herein as "Defendants."

CLASS ACTION ALLEGATIONS

17. This action is brought by Plaintiffs as a class action, on their own behalf and on behalf of all others similarly situated, under the provisions of Rule 23 of the Federal Rules of Civil Procedure for compensatory and punitive damages, forfeiture of all commissions and fees paid by the Class, costs, and attorneys fees. Plaintiffs seek certification of this action as

a class action on behalf of all persons owning one of the Funds at any time between January 10, 2001 through January 10, 2005, and who were damaged by the conduct alleged herein. This case is properly brought as a class action under Rule 23 of the Federal Rules of Civil Procedure for the reasons set forth in the following paragraphs.

18. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of the Class members is unknown to Plaintiffs at this time and can only be ascertained through appropriate discovery, Plaintiffs believe that there are tens of thousands of members in the proposed Class. Record owners of the Funds during the relevant time period may be identified from records maintained by the Defendants and may be notified of the pendency of this action by mail, using a form of notice similar to that customarily used in securities class actions.

19. Plaintiffs' claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct that is complained of herein.

20. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

1) Whether Defendants owe the investors in the fund a fiduciary duty to submit Proof of Claim forms on behalf of the Funds in settled securities cases;

2) Whether Defendants owe the investors in the fund a duty of care to act in a reasonable manner to protect and maximize Fund investors' investments by participating in settled securities class actions;

1 3) In which securities class action settlements the Funds were eligible to
2 participate;
3
4 4) Whether Defendants submitted Proof of Claim forms (or opted out of the class
5 action and pursued their own remedy) for those securities class action
6 settlements in which Funds were eligible to participate;
7 5) To what extent the member of the Class have sustained damages and the
8 proper measure of such damages.
9
10 21. The claims of the Plaintiffs, who are representatives of the Class herein, are
11 typical of the claims of the Class in that the claims of all members of the Class, including the
12 Plaintiffs, depend on a showing of the acts or omissions of the Defendants giving rise to the
13 right of the Plaintiffs to the relief sought herein. There is no conflict between any individual
14 named Plaintiff and other members of the Class with respect to this action, or with respect to
15 the claims for relief set forth herein.
16
17 22. The named Plaintiffs are the representatives parties for the Class and are able
18 to and will fairly and adequately protect the interests of the Class. The attorneys for the
19 Plaintiffs are experienced and capable in civil litigation and class actions.
20 23. A class action is superior to all other available methods for the fair and efficient
21 adjudication of this controversy since joinder of all members is impracticable. Furthermore,
22 as the damages suffered by individual Class members may be relatively small, the expense
23 and burden of individual litigation make it virtually impossible for members of the Class to
24 individually redress the wrongs done to them. There will be no difficulty in the management
25 of this action as a class action. A class action will redress the Defendants' wrongful conduct
26 described herein.
27
28

SUBSTANTIVE ALLEGATIONS

24. At all relevant times during the Class Period, the Dodge & Cox Family of Funds held assets of approximately $65 billion. Approximately 3 of the 4 Funds have the stated investment objective of owning equity securities, varying among the funds as to the preferred market capitalization and market sector of the companies owned. As such, throughout the Class Period, the Dodge & Cox Funds held billions of dollars of investments in equity security traded on the United States' stock exchanges.

25. During the Class Period, hundreds of securities class action cases were settled (the "Securities Class Actions"). Of the Securities Class Actions, the Funds were eligible to participate in the recovery in a significant number of the cases by virtue of their ownership of the securities during the requisite time period of each case. While not an exhaustive list, upon information and belief, the Funds owned shares and had valid claims in many, if not all, of the following securities class action cases:

Case Style	Class Period	Deadline to Submit Proof of Claim
In re Accelr8 Technology Corp. Securities Litigation	10/7/97 - 11/16/99	6/16/2003
In re Acrodyne Communications, Inc.	1/1/98 - 8/14/00	8/24/2001
Lewis v. Advanced Technical Products, Inc. et al.	4/22/98 - 4/28/00	2/1/2003
In re Allaire Corporation Securities Litigation	12/7/99 - 9/18/00	12/18/2003
In re Anicom, Inc. Securities Litigation	2/17/99 - 7/18/00	1/24/2003
In re Applied Digital Solutions Litigation	1/19/00 - 5/21/02	3/15/2004
In re ATI Technologies, Inc. Securities Litigation	1/13/00 - 5/24/00	5/26/2003
Bryant v. Avado Brands, Inc., et al. (Applesouth)	5/26/95 - 9/24/96	3/5/2003
In re Avant! Corporation Securities Litigation	6/6/95 - 12/6/95	7/19/2001
In re Bergen Brunswig Corp. Securities Litigation	3/16/99 - 10/14/99	8/13/2001
In re Brightpoint, Inc. Securities Litigation	1/29/99 - 1/31/02	8/29/2003

Sinay v. Boron LePore & Associates, Inc. et al.	5/5/98 - 2/4/99	7/17/2002
In re California Software Corporation Securities Litigation	2/9/00 - 8/6/00	3/26/2002
In re Campbell Soup Co. Securities Litigation	9/8/97 - 1/8/99	7/10/2003
Katz v. Carnival Corporation et al.	7/28/98 - 2/28/00	2/6/2004
In re CHS Electronics, Inc. Securities Litigation	8/7/97 - 5/13/99	3/31/2002
Deborah Anderton v. ClearOne Communications, Inc. et al.	4/17/01 - 1/15/03	4/8/2004
Sherma v. Cole National Corporation, et al.	1/31/98 - 5/16/03	10/28/2003
In re Commtouch Software LTD. Securities Litigation	4/19/00 - 2/13/01	9/3/2003
In re Conseco, Inc. Securities Litigation	4/28/99 - 4/14/00	11/30/2002
In re Covad Communications Group Securities Litigation	4/19/00 - 6/24/01	2/4/2003
In re Cutter & Buck Inc. Securities Litigation	6/1/00 - 8/12/02	1/12/2004
Graf v. CyberCare Inc. et al.	1/4/99 - 5/12/00	1/24/2003
Maley v. DelGlobal Technologies Corporation et al.	11/6/97 - 11/6/00	1/7/2002
In re Dollar General Corporation Securities Litigation	3/5/97 - 1/14/02	7/8/2002
In re DOV Pharmaceutical, Inc. Securities Litigation	4/25/02 - 12/20/02	6/16/2003
In re DPL, Inc. Securities Litigation	11/15/98 - 8/14/02	3/1/2004
In re DrKoop.Com, Inc. Securities Litigation	6/8/99 - 12/7/02	1/14/2002
In re ECI Telecom LTD Securities Litigation	5/12/00 - 2/14/01	1/14/2003
In re eConnect, Inc. Securities Litigation	11/18/99 - 3/13/00	10/12/2001
In re Mex. Corporation Securities Litigation	4/9/01 - 5/23/01	1/16/2004
In re Emulex Corporation Securities Litigation	1/18/01 - 2/9/01	10/27/2003
In re Engineering Animation Securities Litigation	2/19/98 - 10/1/99	6/1/2001
In re Envoy Corporation Securities Litigation	2/12/97 - 8/18/98	2/20/2004
In re Federal-Mogul Corp. Securities Litigation	10/22/98 - 5/25/00	1/9/2004
In re Fidelity Holdings, Inc. Securities Litigation	6/24/99 - 4/17/00	4/21/2003
In re Finova Group Inc. Securities Litigation	1/14/99 - 11/13/02	9/30/2002
In re Flir Systems, Inc. Securities Litigation	3/3/99 - 3/6/00	5/3/2001
In re FPA Medical Management, Inc. Securities Litigation	1/3/97 - 5/14/98	11/25/2003
In re Gateway, Inc. Securities Litigation	4/14/00 - 2/28/01	9/30/2002
In re Gliatech Inc. Securities Litigation	4/9/98 - 8/29/00	5/3/2003
Pirelli Armstrong et al. v. Hanover Compressor Co., et al.	5/4/99 - 12/23/02	3/12/2004

1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24
25
26
27
28

Warstadt et al. v. Hastings Entertainment, Inc., et al.	6/12/98 - 5/2/00	4/24/2003
White v. Heartland High-Yield Municipal Bond Fund, et al.	½/97 - 10/16/00	11/18/2002
In re HI/FN, Inc. Securities Litigation	7/26/99 - 11/7/99	9/20/2003
In re Homestore.com, Inc. Securities Litigation	1/1/00 - 12/21/01	12/5/2003
In re IBP, Inc. Securities Litigation	2/7/00 - 1/25/01	10/31/2003
Fogel v. Information Management Associates, Inc., et al.	8/12/99 - 11/18/99	1/17/2003
In re InaCom Corp. Securities Litigation	11/9/98 - 5/17/00	2/12/2003
In re Independent Energy Holdings PLC	2/14/00 - 9/8/00	12/3/2002
In re InterSpeed, Inc. Securities Litigation	9/24/99 - 10/6/00	8/10/2001
In re IXL Enterprises, Inc. Securities Litigation	11/30/99 - 9/1/2000	8/20/2003
Garza v. JD Edwards & Company et al.	1/22/98 - 12/3/98	5/6/2002
In re JDN Realty Corporation Securities Litigation	2/15/97 - 4/12/00	12/15/2001
Harold Ruttenberg, et al. (Just for Feet, Inc.)	4/12/99 - 11/3/99	11/13/2002
In re L90, Inc. Securities Litigation	4/28/00 - 5/9/03	5/18/2004
In re Landry's Seafood Restaurants, Inc. Sec. Litigation	12/19/97 - 9/18/98	7/19/2002
In re Legato Systems, Inc. Securities Litigation	4/22/99 - 5/17/00	9/30/2002
Molholt v. Loudcloud Inc., et al.	3/8/01 - 5/1/01	10/29/2003
In re Lucent Technologies Inc. Securities Litigation	10/26/99 - 12/21/00	3/31/2004
In re M&A West, Inc. Securities Litigation	10/4/99 - 12/28/00	3/4/2004
Dusek v. Mattel, Inc., et al.	2/2/99 - 10/1/99	10/23/2003
Haack v. Max Internet Communications, Inc., et al.	11/12/99 - 5/12/00	11/25/2002
In re Medi-Hut Co., Securities Litigation	11/7/99 - 8/19/03	7/2/2004
In re Medirisk, Inc. Securities Litigation	5/4/98 - 6/30/98	4/30/2004
In re MicroStrategy Inc. Securities Litigation	6/11/98 - 3/20/00	9/3/2001
In re Mitek Systems, Inc. Securities Litigation	12/27/99 - 9/29/00	4/8/2002
In re MP3.Com, Inc. Securities Litigation	1/13/00 - 9/7/00	8/9/2001
In re Mpower Communications Corp. Securities Litigation	2/4/00 - 9/7/00	8/29/2003
In re MSC Industrial Direct Co., Securities Litigation	1/11/99 - 8/5/02	4/30/2004
In re MTI Technology Corp. Securities Litigation, II	7/22/99 - 7/2/00	9/2/2003
In re Navigant Consulting, Inc. Securities Litigation	1/1/99 - 11/19/99	3/22/2001
In re NetEase.Com, Inc. Securities Litigation	7/3/00 - 8/31/01	6/13/2003

In re Netsolve Incorporated Securities Litigation	4/18/00 - 8/18/00	9/13/2002
In re Network Associates Inc. Securities Litigation	1/20/98 - 4/6/99	6/14/2002
In re Network Associates, Inc. II Securities Litigation	4/15/99 - 12/26/00	3/2/2004
New Era of Networks, Inc.	10/29/98 - 7/6/99	12/31/2001
Norman v. New Era Of Networks, Inc., et al.	10/18/00 - 1/5/01	8/12/2002
In re Newpower Holdings, Inc. Securities Litigation	10/5/00 - 12/5/01	4/7/2004
In re Nice Systems, Ltd. Securities Litigation	11/3/99 - 2/7/01	5/1/2003
In re Nike, Inc. Securities Litigation	6/29/00 - 2/26/01	3/10/2003
Stuart Markus, et al v. The Northface, Inc.	4/24/77 - 4/1/99	5/24/2001
In re Northpoint Communications Group, Inc. Sec. Litigation	8/8/00-11/29/00	2/11/2004
In re Nuance Communications, Inc.	1/31/01 - 3/15/01	12/15/2003
In re On-Point Technology Systems, Inc. Securities Litigation	5/19/97 - 4/7/00	8/21/2001
In re Onyx Software Corporation Securities Litigation	Pursuant to 2/2001 Offering	6/28/2004
In re Optical Cable Corporation Securities Litigation	6/14/00 - 9/26/01	11/1/2002
In re Oxford Health Plans, Inc. Securities Litigation	11/6/96 - 12/9/97	7/11/2003
In re Paradyne Networks, Inc. Securities Litigation	3/20/00 - 9/28/00	7/12/2004
In re Party City Corporation Securities Litigation	2/26/98 - 3/18/99	8/12/2003
In re P-COM, Inc. Securities Litigation	4/15/97 - 9/11/98	3/15/2002
In re Penn Treaty Schwab Corporation Sec. Litig.	7/23/00 - 3/29/01	2/23/2004
In re PeopleSoft, Inc. Securities Litigation	5/27/98 - 1/28/99	9/4/2001
In re Performance Technologies, Inc. Securities Litigation	2/2/00 - 5/19/00	7/18/2003
In re PhyCor Corporation Securities Litigation	4/22/97 - 9/22/98	8/5/2002
In re Pilot Network Services, Inc. Securities Litigation	8/11/98 - 10/17/00	5/2/2002
In re PSS World Medical, Inc. Securities Litigation	10/26/99 - 10/3/00	5/14/2004
In re Reliance Securities Litigation	3/14/95 - 11/14/97	3/23/2002
In re Rent-Way Securities Litigation	12/10/98 - 10/27/00	11/23/2003
In re Rite Aid Corporation Securities Litigation	5/2/97 - 11/10/99	6/30/2003
In re Robotic Vision Systems, Inc. Securities Litigation	1/27/00 - 5/15/01	8/11/2003
Paul Ruble v. Rural / Metro Corporation et al.	4/24/97 - 6/11/98	12/15/2003
Stanley v. Safeskin Corporation, et al.	2/18/98 - 3/11/99	4/28/2003
In re Sagent Technology Inc. Securities Litigation	10/21/99 - 4/18/00	5/27/2003

1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24
25
26
27
28

In re SCB Computer Technology, Inc. Securities Litigation	11/19/97 - 4/14/00	3/20/2002
Lone Star et al. v. Schlotzsky's Inc., et al.	9/24/1997	5/23/2002
In re Select Comfort Corporation Securities Litigation	12/3/98 - 6/7/99	4/30/2003
In re Sensormatic Electronics Corp. Securities Litigation	8/8/00 - 4/26/01	11/14/2003
Steinbeck v. Sonic Innovations, Inc. et al.	5/2/00 - 10/24/00	6/21/2004
Klein v. Southwest Gas Corporation, et al.	12/14/98 - 1/21/00	11/5/2001
In re Starnet Communications Int'l, Inc. Sec. Litigation	3/11/99 - 8/20/99	9/20/2002
In re Steven Madden Ltd. Securities Litigation	6/21/97 - 6/20/00	6/18/2004
In re Supervalu, Inc. Securities Litigation	7/19/99 - 7/25/02	8/2/2004
In re Sykes Enterprises, Inc. Securities Litigation	7/27/98 - 9/18/00	4/9/2003
In re Synsorb BioTech, Inc. Securities Litigation	4/4/01 - 12/10/01	1/10/2004
In re Take Two Interactive Software, Inc. Securities Litigation	2/24/00 - 12/17/01	1/2/2003
In re Team Communications Group, Inc. Securities Litigation	11/19/99 - 3/16/01	8/22/2002
In re Telxon Corporation Securities Litigation	5/21/96 - 2/23/99	6/11/2004
Spiegel v. Tenfold Corporation, et al.	5/21/99 - 4/12/01	1/9/2003
In re THG, Inc. Securities Litigation	10/26/99 - 5/24/00	6/30/2003
In re Turnstone Systems, Inc. Securities Litigation	Pursuant to 9/2/00	10/31/2003
In re Tut Systems, Inc. Securities Litigation	7/20/00 - 1/31/01	6/21/2004
In re UniStar Financial Service Corp. Securities Litigation	10/15/98 - 7/20/99	8/17/2001
In re US Franchise Systems, Inc. Securities Litigation	5/6/99 - 10/29/99	6/5/2002
In re US Interactive, Inc. Securities Litigation	2/10/00 - 11/8/00	12/2/2003
O'Neal Trust v. VanStar Corporation, et al.	3/11/96 - 3/14/97	11/26/2001
Rasner v. Vari-L Company, Inc. et al.	12/17/97 - 7/6/00	5/5/2003
Helwig v. Vencor, Inc. et al.	2/10/97 - 10/21/97	6/14/2002
In re Versata, Inc. Securities Litigation	3/2/00 - 4/30/01	3/17/2003
In re Vesta Insurance Group, Inc. Securities Litigation	6/2/95 - 6/28/98	10/17/2002
In re Vision America, Inc. Securities Litigation	11/5/98 - 3/24/00	7/30/2002
In re Vision America, Inc. Securities Litigation	4/24/99 - 3/24/00	10/8/2003
In re The Warnaco Group, Inc. Securities Litigation	9/17/97 - 7/19/00	3/5/2004
In re Waste Management Inc. Securities Litigation	6/11/99 - 11/9/99	7/15/2002
In re Westell Technologies, Inc. Securities Litigation	6/27/00 - 11/18/00	8/31/2003
In re Ziff Davis Inc. Securities Litigation	4/29/98 - 11/6/98	4/5/2002

26. If the Defendants had submitted Proof of Claim forms on behalf of the Funds in these cases and all others to which the Funds had valid claims, the settlement funds would have increased the total assets held by the Funds, and such increase would have been allocated immediately to the then-current investors upon the recalculation of the Net Asset Value (NAV).

27) However, upon information and belief, the Defendants failed to submit Proof of Claim forms in these cases and thereby forfeited Plaintiffs' rightful share of the recover obtained in the securities class actions.

28. By virtue of their position as investment advisors to the Funds with complete control of Plaintiffs' investments, the Investment Advisor Defendants (and any sub-advisors and affiliates) directly owed Plaintiffs and other fund investors a fiduciary duty to act in their best interests. *See McLachlan v. Simon,* 31 F.Supp.2d 731, 737 (N.D. Cal. 1998). Likewise, Directors of mutual funds owe a fiduciary duty directly to the person who invests in the Funds. *See id.*

29. Plaintiffs entrusted Defendants to fulfill their fiduciary duties and not knowingly to refuse to recover money rightfully belonging to the Fund investors at the time of settlement disbursement. As the Fund investors' fiduciary, only Defendants were able to submit the necessary Proof of Claim forms to recover the share of the settlements allocated to the Fund and Fund investors in the securities class action suits. Plaintiffs did not receive notice of the proposed settlements nor did they have the option of submitting a Proof of Claim form in their individual capacities as individual investors. Plaintiffs and member of the Class trusted Defendants to carry out this simple task on their behalf, and, on information and belief, Defendants failed to do so. By failing to submit Proof of Claim forms, Defendants breached

the fiduciary duty and standard of care that they owed directly to Plaintiffs and members of the Class.

Standing.

30. The Funds were all created and sponsored by the Parent Company Defendant. The day-to-day operations of the Funds are managed by the same Investment Advisor or a sub-advisor who reports to the Advisor. The Funds have the same directors who meet for all the funds at once. All of the contracts for all of the Funds are identical for the purposes of this action. The Funds share many expenses between and among one another. The same policy or custom related to participation in securities class action settlements applies to all the Funds. Plaintiffs therefore bring this action on behalf of all the Funds.

COUNT I
BREACH OF FIDUCIARY DUTY

31. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

32. All of the Defendants owed fiduciary duties directly to Plaintiffs and members of the Class and were required to act with the highest obligations of good faith, loyalty, fair dealing, due care, and candor.

33. As set forth above, on information and belief, the Defendants breached the fiduciary duties they owed directly to Plaintiffs and members of the Class by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors. Plaintiffs and members of the class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28

34. Because the Defendants breached their fiduciary duties owed directly to Plaintiffs and members of the Class, Plaintiffs are entitled to compensatory damages, and Defendants must forfeit all fees and commission they received from Plaintiffs and members of the Class. *See J.C. Peacock, Inc. v. Hasko,* 196 Cal.App.2d 353, 358 (1961) (*quoting* the RESTATEMENT (SECOND) AGENCY § 469 (1958) ("An agent is entitled to no compensation for conduct which is disobedient or which is a breach of his duty or loyalty; if such conduct constitutes a willful and deliberate breach of his contract of services, he is not entitled to compensation even for properly performed services for which no compensation is apportioned").

35. Because the Defendants acted with reckless and willful disregard for the rights of Plaintiffs and members of the Class, the Defendants are liable for punitive damages in an amount to be determined by the jury.

COUNT II
NEGLIGENCE AGAINST ALL DEFENDANTS

36. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

37. Defendants owed a duty of care directly to Plaintiffs and members of the Class to act in a reasonable manner and to protect and maximize each individual's investments in the Funds. By failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions, on information and belief, Defendants did not conform to the duty they owed. As a direct and proximate result, Plaintiffs and members of the Class have been damaged by millions of dollars.

COUNT III
VIOLATION OF SECTION 36(a) OF THE INVESTMENT COMPANY ACT

38. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

39. Under Section 36(a) of the ICA, all of the Defendants are deemed to have a fiduciary duty to the Plaintiffs and all members of the Class.

40. On information and belief, all Defendants breached their fiduciary duty arising under Section 36(a) of the ICA by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors and which would have been immediately allocated to investors through the recalculation of the Net Asset Value.

41. Plaintiffs and members of the Class have been injured as a direct, proximate, and foreseeable result of such breach on the part of the Defendants and have suffered substantial damages.

COUNT IV
VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT
(AGAINST ADVISOR DEFENDANTS AND PARENT COMPANY DEFENDANT)

42. Plaintiffs repeat and re-allege each of the preceding allegations as though fully set forth herein.

43. Under Section 36(b) of the ICA, the Advisor Defendants, the Parent Company Defendant, and other affiliates of the Advisor Defendants are deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by the Fund and Fund investors.

44. The Advisor Defendants, the Parent Company, and other affiliates, upon information and belief, breached their fiduciary duty arising under Section 36(b) of the ICA by failing to submit Proof of Claim forms or to otherwise participate in settled securities class actions and thereby recover money rightfully belonging to the Fund investors and which would have been immediately allocated to the individual investors through the recalculation of the NAV.

1 45. Plaintiffs and members of the Class have been injured as a direct, proximate
2 and foreseeable result of such breach on the part of the Defendants and have suffere
3 substantial damages.
4
5 **COUNT V**
VIOLATION OF SECTION 47(b) OF THE INVESTMENT COMPANY ACT
6 **(AGAINST ADVISOR DEFENDANTS AND PARENT COMPANY DEFENDANT)**

7 46. Plaintiffs repeat and re-allege each of the preceding allegations as though fully
8 set forth herein.
9 47. Pursuant to Section 47(b) of the ICA, 15 U.S.C. 80a-46(b), any contract made
10
11 in violation, or performance of which results in violation, of the ICA is declared unenforceable.
12 48. For reasons alleged herein, the Agreements between the Advisor Defendants
13 (and the Parent Company and other Affiliates) and the Funds were performed, on information
14 and belief, in violation of the Investment Company Act and are therefore unenforceable.
15
16 49. Under Section 47(b) of the ICA, 15 U.S.C. 80a-46(b), the advisory agreements
17 may be voided, and the Advisor Defendants, the Parent Company Defendant, and other
18 affiliates are liable to return to the Funds and Fund investors all of the fees and consideration
19 of any kind paid to them during the time period that the violations occurred.
20 50. Plaintiffs demand a jury trial.
21 WHEREFORE, Plaintiffs demand judgment against Defendants as follows:
22
23 (a) Recognizing, approving and certifying the Class as specified herein.
24 (b) In favor of the Class for compensatory and punitive damages, forfeiture of all
25 commissions and fees paid by the Class, plus the costs of this action together with
26 reasonable attorneys fees.
27 /////
28

1 (c) For such other and further relief as this Court deems just.

2 Dated: January 10, 2005

3

4 Paul R. Kiesel, Esq. (CBN 119854)
5 William L. Larson, Esq. (CBN 119951)
Patrick DeBlase, Esq. (CBN 167138)
6 KIESEL, BOUCHER & LARSON, LLP
8648 Wilshire Boulevard
7 Beverly Hills, California 90211
Telephone: 310/854.4444
8 Facsimile: 310/854.0812

9 Randall K. Pulliam, Esq.
10 BARON & BUDD, P.C.
3102 Oak Lawn Ave.
11 Suite 1100
Dallas, Texas 75219-4281
12 Telephone: 214/521.3605
13 Facsimile: 214/520.1181

14 J. Allen Carney, Esq.
15 Hank Bates, Esq.
CAULEY BOWMAN CARNEY & WILLIAMS, LLP
16 11311 Arcade Dr.
Suite 200
17 Little Rock, Arkansas 72212
18 Telephone: 501/312.8500
Facsimile: 501/312.8505

19
20
21
22
23
24
25
26
27
28

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

FILED

E-filing

JAN 10 2005

RICHARD W. WIEKING
CLERK, U.S. DISTRICT COURT,
NORTHERN DISTRICT OF CALIFORNIA

E.P. BRIGNAC
Plaintiff(s)

-v-

HARRY R. HAGEY
Defendant(s)

C 05-00153 JL

ORDER SETTING INITIAL CASE MANAGEMENT CONFERENCE

IT IS HEREBY ORDERED that this action is assigned to the Honorable James Larson. When serving the complaint or notice of removal, the plaintiff or removing defendant must serve on all other parties a copy of this order, the handbook entitled "Dispute Resolution Procedures in the Northern District of California," the Notice of Assignment to United States Magistrate Judge for Trial, and all other documents specified in Civil Local Rule 4-2. Counsel must comply with the case schedule listed below unless the Court otherwise orders.

IT IS FURTHER ORDERED that this action is assigned to the Alternative Dispute Resolution (ADR) Multi-Option Program governed by ADR Local Rule 3. Counsel and clients must familiarize themselves with that rule and with the handbook entitled "Dispute Resolution Procedures in the Northern District of California."

CASE SCHEDULE [ADR MULTI-OPTION PROGRAM]

Date	Event	Governing Rule
01/10/2005	Complaint filed	
04/20/2005	Last day to meet and confer re initial disclosures, early settlement, ADR process selection, and discovery plan	FRCivP 26(f) & ADR LR 3-5
04/20/2005	Last day to file Joint ADR Certification with Stipulation to ADR process or Notice of Need for ADR Phone Conference	Civil L.R. 16-8
05/04/2005	Last day to complete initial disclosures or state objection in Rule 26(f) Report, file/serve Case Management Statement, and file/serve Rule 26(f) Report	FRCivP 26(a)(1) Civil L.R.16-9
05/11/2005	Case Management Conference in Ctrm F,15th Floor,SF at 10:30 AM	Civil L.R. 16-10

Paul R. Kiesel, Esq. (CBN 119854)
William L. Larson, Esq. (CBN 119951)
Patrick DeBlase, Esq. (CBN 167138)
KIESEL, BOUCHER & LARSON, LLP
8648 Wilshire Boulevard
Beverly Hills, California 90211
Telephone: 310/854.4444
Facsimile: 310/854.0812

Attorneys for Plaintiffs,
E.P. BRIGNAC and ROGER BRUNELLI,
on Behalf of Themselves and All Others
Similarly Situated

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA, SAN FRANCISCO DIVISION

E.P. BRIGNAC and ROGER BRUNELLI, on Behalf of Themselves and All Others Similarly Situated,

Plaintiffs,

v.

HARRY R. HAGEY, JOHN A. GUNN, DANA M. EMERY, WILLIAM F. AUSFAHL, L. DALE CRANDALL, THOMAS A. LARSEN, WILL C. WOOD, DODGE & COX FUNDS, DODGE & COX INVESTMENT ADVISERS, and JOHN DOES NO. 1 through 100,

Defendants.

CASE NUMBER: C 05 00153 (JL)

CLASS ACTION

REQUEST FOR DISMISSAL

Pursuant to Fed. R. Civ. 41(a), plaintiffs hereby dismiss this action, which has not been certified as a class action, without prejudice.

Dated: January 26, 2005

Paul R. Kiesel, Esq. (CBN 119854)
William L. Larson, Esq. (CBN 119951)
Patrick DeBlase, Esq. (CBN 167138)
KIESEL, BOUCHER & LARSON, LLP
8648 Wilshire Boulevard

Beverly Hills, California 90211
Telephone: 310/854.4444
Facsimile: 310/854.0812

Randall K. Pulliam, Esq.
BARON & BUDD, P.C.
3102 Oak Lawn Ave.
Suite 1100
Dallas, Texas 75219-4281
Telephone: 214/521.3605
Facsimile: 214/520.1181

J. Allen Carney, Esq.
Hank Bates, Esq.
CAULEY BOWMAN CARNEY & WILLIAMS, LLP
11311 Arcade Dr.
Suite 200
Little Rock, Arkansas 72212
Telephone: 501/312.8500
Facsimile: 501/312.8505

Dechert LLP
Gidon M. Caine, State Bar No. 188110
975 Page Mill Road
Palo Alto, California 94304-1013
Telephone: 650.813.4800
Facsimile: 650.813.4848

Attorneys for Defendants
HARRY R. HAGEY, JOHN A. GUNN, DANA M. EMERY, WILLIAM A. AUSFAHL, L. DALE CRANDALL, THOMAS A. LARSEN, WILL C. WOOD, DODGE & COX FUNDS, and Nonparty DODGE & COX, INCORPORATED

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

SAN FRANCISCO DIVISION

E.P. BRIGNAC and ROGER BRUNELLI, on Behalf of Themselves and All Others Similarly Situated, Plaintiffs, v. HARRY R. HAGEY, JOHN A. GUNN, DANA M. EMERY, WILLIAM A. AUSFAHL, L. DALE CRANDALL, THOMAS A. LARSEN, WILL C. WOOD, DODGE & COX FUNDS, DODGE & COX INVESTMENT ADVISERS, and JOHN DOES NO. 1 through 100, Defendants.	Case No. C 05 00153 (JL) **NOTICE OF ENTRY OF VOLUNTARY DISMISSAL OF ACTION**

1 PLEASE TAKE NOTICE that on January 27, 2005, Plaintiffs' Request for Dismissal,
2 dismissing this action, was filed with the Court. A true and correct copy of the Request for
3 Dismissal is attached hereto as Exhibit A.
4 DATED: January 31, 2004 DECHERT LLP
5
6 By [signature]
Gidon M. Caine
7 Attorneys for Defendants
HARRY R. HAGEY, JOHN A. GUNN, DANA M.
8 EMERY, WILLIAM A. AUSFAHL, L. DALE
CRANDALL, THOMAS A. LARSEN, WILL C.
9 WOOD, DODGE & COX FUNDS, AND
Nonparty DODGE & COX, INCORPORATED
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24
25
26
27
28

EXHIBIT A

Paul R. Kiesel, Esq. (CBN 119854)
William L. Larson, Esq. (CBN 119951)
Patrick DeBlase, Esq. (CBN 167138)
KIESEL, BOUCHER & LARSON, LLP
8648 Wilshire Boulevard
Beverly Hills, California 90211
Telephone: 310/854.4444
Facsimile: 310/854.0812

Attorneys for Plaintiffs,
E.P. BRIGNAC and ROGER BRUNELLI,
on Behalf of Themselves and All Others
Similarly Situated

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA, SAN FRANCISCO DIVISION

E.P. BRIGNAC and ROGER BRUNELLI, on Behalf of Themselves and All Others Similarly Situated,

Plaintiffs,

v.

HARRY R. HAGEY, JOHN A. GUNN, DANA M. EMERY, WILLIAM F. AUSFAHL, L. DALE CRANDALL, THOMAS A. LARSEN, WILL C. WOOD, DODGE & COX FUNDS, DODGE & COX INVESTMENT ADVISERS, and JOHN DOES NO. 1 through 100,

Defendants.

CASE NUMBER: C 05 00153 (JL)

CLASS ACTION

REQUEST FOR DISMISSAL

Pursuant to Fed. R. Civ. 41(a), plaintiffs hereby dismiss this action, which has not been certified as a class action, without prejudice.

Dated: January 26, 2005

Paul R. Kiesel, Esq. (CBN 119854)
William L. Larson, Esq. (CBN 119951)
Patrick DeBlase, Esq. (CBN 167138)
KIESEL, BOUCHER & LARSON, LLP
8648 Wilshire Boulevard

1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24
25
26
27
28

Beverly Hills, California 90211
Telephone: 310/854.4444
Facsimile: 310/854.0812

Randall K. Pulliam, Esq.
BARON & BUDD, P.C.
3102 Oak Lawn Ave.
Suite 1100
Dallas, Texas 75219-4281
Telephone: 214/521.3605
Facsimile: 214/520.1181

J. Allen Carney, Esq.
Hank Bates, Esq.
CAULEY BOWMAN CARNEY & WILLIAMS, LLP
11311 Arcade Dr.
Suite 200
Little Rock, Arkansas 72212
Telephone: 501/312.8500
Facsimile: 501/312.8505

Other Documents

3:05-cv-00153-JL Brignac v. Brunelli et al

U.S. District Court
Northern District of California
Notice of Electronic Filing or Other Case Activity

NOTE: Please read this entire notice before calling the Help Desk. If you have questions, please email the Help Desk by replying to this message; include your question or comment along with the original text.

Please note that these Notices are sent for all cases in the system when any case activity occurs, regardless of whether the case is designated for e-filing or not, or whether the activity is the filing of an electronic document or not.

If there are **two** hyperlinks below, the first will lead to the docket and the second will lead to an e-filed document.
If there is no second hyperlink, there is no electronic document available .
See the FAQ posting "I have a Notice of Electronic Filing that was e-mailed to me but there's no hyperlink..." on the ECF home page at

---

The following transaction was received from Caine, Gidon M. on 1/27/2005 at 5:50 PM PST

Case Name:	Brignac v. Brunelli et al
Case Number:	3:05-cv-153
Filer:	Dodge & Cox Funds
Document Number:	4

Docket Text:
STIPULATION of Dismissal *(Request for Dismissal)* by Dodge & Cox Funds. (Caine, Gidon) (Filed on 1/27/2005)

The following document(s) are associated with this transaction:

Document description: Main Document
Original filename: Dismissal for Brignac.PDF
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=1/27/2005] [FileNumber=1671055-0]
[40c381bcbeec70caad5843fcda3c0f84304b96c7a8a51b54e7068ee8c61ca485bfffd
3162579692f65f2ed000b7cd73e0e486f93ed6db025e0935bc22e4ad8e9]]

3:05-cv-153 Notice will be electronically mailed to:

Gidon M. Caine gidon.caine@dechert.com

3:05-cv-153 Notice will NOT be electronically mailed to:

Patrick DeBlase
Kiesel,Boucher & Larson LLP
8648 Wilshire Boulevard
Beverly Hills, CA 90211

Paul R. Kiesel
Kiesel, Boucher & Larson
8648 Wilshire Boulevard
Beverly Hills, CA 90211

William L. Larson
Kiesel Boucher & Larson LLP
8648 Wilshire Blvd.
Beverly Hills, CA 90211

1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24
25
26
27
28

DODGE & COX VS. BRIGNAC & HAGEY
CASE NO. C 05 00153 (JL)

PROOF OF SERVICE

The undersigned certifies and declares as follows:

I am over 18 years of age and am not a party to this action. My business address is 975 Page Mill Road, Palo Alto, California 94304. On January 31, 2005, a copy of the following document(s):

NOTICE OF ENTRY OF VOLUNTARY DISMISSAL OF ACTION

was served on the following:

Served on:	Represented party:
Paul R. Kiesel, Esq. William L. Larson, Esq. Patrick DeBlase, Esq. KIESEL, BOUCHER & LARSON, LLP 8648 Wilshire Boulevard Beverly Hills, CA 90211	Plaintiffs, E.P. Brignac and Roger Brunelli
Randall K. Pulliam, Esq. BARON & BUDD, P.C. 3102 Oak Lawn Avenue, Suite 1100 Dallas, TX 75219-4281	Plaintiffs, E.P. Brignac and Roger Brunelli
J. Allen Carney, Esq. Hank Bates, Esq. CAULEY BOWMAN CARNEY & WILLIAMS, LLP Suite 200 Little Rock, Arkansas 72212	Plaintiffs, E.P. Brignac and Roger Brunelli

Service was accomplished as follows:

[X] **By U.S. Mail, According to Normal Business Practices.** On the above date, at my place of business at the above address, I sealed the above document(s) in an envelope addressed to the above, and I placed that sealed envelope for collection and mailing following ordinary business practices, for deposit with the U.S. Postal Service. I am readily familiar with the business practice at my place of business for the collection and processing of correspondence for mailing with the U.S.

Postal Service. Correspondence so collected and processed is deposited with the U.S. Postal Service the same day in the ordinary course of business, postage fully prepaid. I declare under penalty of perjury that the foregoing is true and correct.

Executed on January 31, 2005.

KAREN J. WHIDBEE
PRINT OR TYPE NAME

(Signature)

Dechert LLP
Gidon M. Caine, State Bar No. 188110
975 Page Mill Road
Palo Alto, California 94304-1013
Telephone: 650.813.4800
Facsimile: 650.813.4848

Attorneys for Defendants
HARRY R. HAGEY, JOHN A. GUNN, DANA M. EMERY, WILLIAM A. AUSFAHL, L. DALE CRANDALL, THOMAS A. LARSEN, WILL C. WOOD, DODGE & COX FUNDS, and Nonparty DODGE & COX, INCORPORATED

BEFORE THE JUDICIAL PANEL

ON MULTIDISTRICT LITIGATION

IN RE MUTUAL FUND CLASS ACTION SETTLEMENT PARTICIPATION LITIGATION	MDL DOCKET NO: 1678
E.P. BRIGNAC and ROGER BRUNELLI, on Behalf of Themselves and All Others Similarly Situated, Plaintiffs, v. HARRY R. HAGEY, JOHN A. GUNN, DANA M. EMERY, WILLIAM A. AUSFAHL, L. DALE CRANDALL, THOMAS A. LARSEN, WILL C. WOOD, DODGE & COX FUNDS, DODGE & COX INVESTMENT ADVISERS, and JOHN DOES NO. 1 through 100, Defendants.	**NOTICE OF ENTRY OF VOLUNTARY DISMISSAL OF ACTION**

1 PLEASE TAKE NOTICE that on January 27, 2005, Plaintiffs' Request for Dismissal,
2 dismissing this action, was filed with the Court. A true and correct copy of the Request for
3 Dismissal is attached hereto as Exhibit A.
4 DATED: January 31, 2004 DECHERT LLP
5
6 By [signature]
Gidon M. Caine
7 Attorneys for Defendants
HARRY R. HAGEY, JOHN A. GUNN, DANA M.
8 EMERY, WILLIAM A. AUSFAHL, L. DALE
CRANDALL, THOMAS A. LARSEN, WILL C.
9 WOOD, DODGE & COX FUNDS, AND
Nonparty DODGE & COX, INCORPORATED
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24
25
26
27
28

EXHIBIT A

Paul R. Kiesel, Esq. (CBN 119854)
William L. Larson, Esq. (CBN 119951)
Patrick DeBlase, Esq. (CBN 167138)
KIESEL, BOUCHER & LARSON, LLP
8648 Wilshire Boulevard
Beverly Hills, California 90211
Telephone: 310/854.4444
Facsimile: 310/854.0812

Attorneys for Plaintiffs,
E.P. BRIGNAC and ROGER BRUNELLI,
on Behalf of Themselves and All Others
Similarly Situated

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA, SAN FRANCISCO DIVISION

E.P. BRIGNAC and ROGER BRUNELLI, on Behalf of Themselves and All Others Similarly Situated,

Plaintiffs,

v.

HARRY R. HAGEY, JOHN A. GUNN, DANA M. EMERY, WILLIAM F. AUSFAHL, L. DALE CRANDALL, THOMAS A. LARSEN, WILL C. WOOD, DODGE & COX FUNDS, DODGE & COX INVESTMENT ADVISERS, and JOHN DOES NO. 1 through 100,

Defendants.

CASE NUMBER: C 05 00153 (JL)

CLASS ACTION

REQUEST FOR DISMISSAL

Pursuant to Fed. R. Civ. 41(a), plaintiffs hereby dismiss this action, which has not been certified as a class action, without prejudice.

Dated: January 26, 2005

Paul R. Kiesel, Esq. (CBN 119854)
William L. Larson, Esq. (CBN 119951)
Patrick DeBlase, Esq. (CBN 167138)
KIESEL, BOUCHER & LARSON, LLP
8648 Wilshire Boulevard

Beverly Hills, California 90211
Telephone: 310/854.4444
Facsimile: 310/854.0812

Randall K. Pulliam, Esq.
BARON & BUDD, P.C.
3102 Oak Lawn Ave.
Suite 1100
Dallas, Texas 75219-4281
Telephone: 214/521.3605
Facsimile: 214/520.1181

J. Allen Carney, Esq.
Hank Bates, Esq.
CAULEY BOWMAN CARNEY & WILLIAMS, LLP
11311 Arcade Dr.
Suite 200
Little Rock, Arkansas 72212
Telephone: 501/312.8500
Facsimile: 501/312.8505

Other Documents

3:05-cv-00153-JL Brignac v. Brunelli et al

U.S. District Court
Northern District of California
Notice of Electronic Filing or Other Case Activity

NOTE: Please read this entire notice before calling the Help Desk. If you have questions, please email the Help Desk by replying to this message; include your question or comment along with the original text.

Please note that these Notices are sent for all cases in the system when any case activity occurs, regardless of whether the case is designated for e-filing or not, or whether the activity is the filing of an electronic document or not.

If there are **two** hyperlinks below, the first will lead to the docket and the second will lead to an e-filed document.
If there is no second hyperlink, there is no electronic document available .
See the FAQ posting "I have a Notice of Electronic Filing that was e-mailed to me but there's no hyperlink..." on the ECF home page at

---

The following transaction was received from Caine, Gidon M. on 1/27/2005 at 5:50 PM PST

Case Name: Brignac v. Brunelli et al
Case Number: 3:05-cv-153
Filer: Dodge & Cox Funds
Document Number: 4

Docket Text:
STIPULATION of Dismissal *(Request for Dismissal)* by Dodge & Cox Funds. (Caine, Gidon) (Filed on 1/27/2005)

The following document(s) are associated with this transaction:

Document description: Main Document
Original filename: Dismissal for Brignac.PDF
Electronic document Stamp:
[STAMP CANDStamp_ID=977336130 [Date=1/27/2005] [FileNumber=1671055-0]
[40c381bcbeec70caad5843fcda3c0f84304b96c7a8a51b54e7068ee8c61ca485bfffd
3162579692f65f2ed000b7cd73e0e486f93ed6db025e0935bc22e4ad8e9]]

3:05-cv-153 Notice will be electronically mailed to:

Gidon M. Caine gidon.caine@dechert.com

3:05-cv-153 Notice will NOT be electronically mailed to:

Patrick DeBlase
Kiesel,Boucher & Larson LLP
8648 Wilshire Boulevard
Beverly Hills, CA 90211

Paul R. Kiesel
Kiesel, Boucher & Larson
8648 Wilshire Boulevard
Beverly Hills, CA 90211

William L. Larson
Kiesel Boucher & Larson LLP
8648 Wilshire Blvd.
Beverly Hills, CA 90211